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Dan Zacchei, 212-446-1882

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SANDELL NOMINATES EIGHT HIGHLY-QUALIFIED CANDIDATES FOR ELECTION TO THE BOARD OF DIRECTORS OF BOB EVANS

New, Truly Independent Nominees Ideally Suited to Oversee Needed Comprehensive Operational, Financial, and Strategic Change at the Company

Persistent Problems at Bob Evans the Direct Result of a Stale and Conflicted Board that has Failed to Provide Effective Management Oversight

Comprehensive Roadmap Allows for Creation of Significant Value and Earnings Power

NEW YORK (April 24, 2014) – Sandell Asset Management Corp. (“Sandell”), the beneficial owner of approximately 1.7 million shares, or 6.8%[1], of Bob Evans Farms, Inc. (NASDAQ:BOBE) (“Bob Evans” or the “Company”), today released a public letter to the shareholders of the Company discussing its nomination of a slate of eight independent candidates to the Board of Directors (the “Board”) of Bob Evans:

•	Doug Benham – Former President and CEO of Arby’s Restaurant Group
•	Charles Elson – Director of the John L. Weinberg Center for Corporate Governance at the

University of Delaware

•	David Head – Former President and CEO of O’Charley’s Inc.
•	Steve Lynn – Former Chairman and CEO of Sonic Corporation
•	Annelise Osborne – Senior Credit Officer at Moody’s Investor Service
•	Aron Schwartz – Former Managing Director of Fenway Partners
•	Michael Weinstein – Former CEO of Triarc Beverage Group (Snapple Beverage Group)
•	Lee Wielansky – Chairman and CEO of Midland Development Group

[1] This amount excludes certain funds that are managed by Sandell affiliates that are not participating in this solicitation.

Alternate Board nominee:

•	Joe Crace – Managing Director of The Legacy Consulting Group, LLC

This slate of eight Director nominees (the “Director Nominees”) for the Board is comprised of forward-thinking, truly independent executives who possess a diversity of background and experience that is necessary to effect change in a manner that would deliver significant shareholder value. If elected, we believe the Director Nominees should consider a plan that contemplates the following comprehensive changes:

Operational

•	Revenues: Re-focus the core Bob Evans restaurant brand to drive increased traffic and same-store-sales while pursuing selective long-term franchising efforts
•	Expenses: Address the bloated cost structure at the corporate level to eliminate at least $35 million in annual SG&A expenses

Financial

•	Capital Spending: Scrutinize capital spending plans and instill a culture of disciplined and prudent capital budgeting
•	Real Estate: Evaluate methods to unlock upwards of $900+ million in real estate value

Strategic

•	BEF Foods: Analyze and implement optimal structure at BEF Foods in order to realize maximum underlying value, including an appropriately-timed possible separation of BEF Foods
•	Outside Investment: Review investment proposals from credible outside parties with an open mind

Bob Evans has dramatically under-performed its own selected peer group over a 1-year, 3-year, 5-year, and 10-year time period, as well as other peers. We believe this unacceptable track record is the direct result of the failed policies and a wasteful culture sanctioned by a stale and entrenched Board of Directors that in our view has been unable to exert effective management oversight.

To fix this woeful track record of underperformance, Bob Evans needs a fresh, independent, highly-qualified Board of Directors that is able to provide effective management oversight and bring new perspectives and ideas to the Company as they seek to effect positive comprehensive change. We believe that an intrinsic value approaching $90 per share could be realized and over $6.00 in annual earnings per share (EPS) power could be generated through the implementation of the operational, financial, and strategic changes that we would recommend.

Please visit www.refreshbobevans.com for more information, including a presentation for shareholders outlining Sandell’s beliefs and recommendations, entitled: “Refresh Bob Evans – A Plan for Comprehensive Change.”

The full text of the letter follows:

April 24, 2014

Dear Fellow Bob Evans Shareholders:

Sandell Asset Management Corp. (“Sandell”) is a significant shareholder of Bob Evans Farms, Inc. (“Bob Evans” or the “Company”), with beneficial ownership of approximately 1.7 million shares, or 6.8%[2], of the Company, which makes us one of the largest shareholders of Bob Evans. Based on an extensive review of the Company over the course of an entire year, along with discussions with numerous industry professionals having intimate knowledge of the Company and its operations, we cannot avoid the conclusion that comprehensive change is needed to unlock the tremendous potential value of Bob Evans. As such, we have identified an outstanding group of eight individuals who we have nominated as candidates for election to the Board of Directors (the “Board”) of Bob Evans at the Company’s 2014 Annual Meeting. We believe that these eight highly-qualified, forward-thinking, and completely independent nominees would be ideally suited, subject to their fiduciary duties, to oversee a suggested plan that contemplates comprehensive change to the Company’s operational, financial, and strategic policies. We believe that an intrinsic value approaching $90 per share could be realized and over $6.00 in annual earnings per share (EPS) power could be generated through the implementation of the operational, financial, and strategic changes that we would recommend.

While our initial investment in Bob Evans was predicated on our belief in the significant value associated with the Company’s extensive real estate holdings - a belief that has in fact grown much stronger - along with our view that Bob Evans suffers from a conglomerate discount that could be eliminated by pursuing a separation of its wholly-owned BEF Foods business, we have reached the inescapable conclusion that the Company suffers from numerous problems stemming from one central issue: a stale and entrenched Board of Directors that has not, in our view, exerted effective oversight over a management team led by the Company’s Chairman of the Board and CEO Steven Davis. We believe this is due in large part to the many long-standing personal and inter-twined relationships among Mr. Davis and the other Directors. These problems - many of which have persisted for several years and which reflect a systemic culture of apathy and wastefulness emanating from the Board and permeating the entire organization - are directly responsible for the Company’s appalling stock price performance. As the chart below illustrates, Bob Evans has dramatically under-performed its own selected peer group over a 1-year, 3-year, 5-year, and 10-year time period, as well as other peers:

[2] This amount excludes certain funds that are managed by Sandell affiliates that are not participating in this solicitation.

Figure 1

Bob Evans’ Total Shareholder Return Relative to:
	Cracker Barrel Old Country Store	Proxy Peers	Family & Casual Dining Peers
1 Year	-10.0%	-17.0%	-9.1%
3 Year	-48.4%	-33.4%	-13.9%
5 Year	-121.2%	-130.1%	-47.9%
10 Year	-128.2%	-160.2%	-53.8%

Source: Bloomberg (as of April 21, 2014)

Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE, CBRL, DAVE, DENN, DIN, DPZ, DRI, EAT, FRS, HAIN, LNCE, MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM, SJM, TAST, WEN, and YUM; as per Bob Evans’ 2013 Proxy Statement.

Note: Family & Casual Dining Peers (non-majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI, EAT, RRGB, and TXRH.

Note: We believe Cracker Barrel (CBRL) is the most comparable family-dining peer to Bob Evans.

Numerous Problems

We believe the Company’s under-performance is the result of the following problems:

Repeated Reduction in Earnings Guidance

Bob Evans has repeatedly disappointed investors, with management reducing its FY2014 EPS guidance four times in the last six months, from a range of $2.60 - $2.67 per share in October of 2013, to a range of $1.60 - $1.75 in March of 2014, signifying a management team that fails to thoroughly understand the factors impacting its underlying business.

Inordinately High SG&A Expenses

When adjusted for comparability[3], the Company’s SG&A expense was 13.25% of revenue in the last fiscal year, far in excess of many other restaurant companies, and a staggering 5.09%, or 509 basis points, higher than the 8.16% average of its family and casual dining peers that are not majority-franchised, which implies over $70 million of potential excess SG&A expenses based on estimated revenue. This level of inflated SG&A expense is not an aberration, as this gaping disparity has persisted for years. There are several factors that explain why SG&A expense is so high, including:

(1)	Bloated Corporate Infrastructure – As last disclosed, Bob Evans had 512 employees at its corporate headquarters, which has resulted in overhead efficiency (revenue per corporate/support employee) of $2.6 million, over 40% lower than the $4.5 million average of its family and casual dining peers that are not majority-franchised.
(2)	Costly New Corporate Headquarters – The Company spent $48.2 million on the construction of a new corporate headquarters campus in New Albany, Ohio, whose palatial amenities require additional ongoing maintenance expenses. This construction was despite $14 million of reported incentives offered by the city of Columbus, Ohio to stay in the former Bob Evans headquarters space.

[3] Bob Evans does not report restaurant advertising expense in SG&A whereas many of its peers do, so to achieve true comparability, we must adjust for advertising expense.

(3)	Farm and Homestead Museum, Company Airplane – The Company owns the 937-acre Bob Evans Farm and Homestead Museum and owned an ASTRA SPX (Gulfstream G-100) 14-seat company airplane for several years, which it only recently sold subsequent to our initial Schedule 13D filing in September 2013.

Abysmal Return on Invested Capital

The Company’s much-promoted Farm Fresh Refresh remodeling initiative, which has required capital expenditures of $225,000 per restaurant across the entire Bob Evans chain, has cost over $120 million and has been a consummate failure based on its lack of any sustained positive effect on same store sales. By the second year after being “Farm Fresh” remodeled, same store sales have actually trended negative. The net return on invested capital associated with Farm Fresh restaurants was 2.7% in the first year and -4.2% in the second year.

Real Estate Value Not Reflected in Stock Price

The Company owns far more real estate than its family and casual dining peers that are not majority-franchised, with outright ownership (both land and building) of 482 restaurants, or 86% of its entire restaurant base, as well as other real property including its industrial and office real estate. As opposed to a theoretical exercise, we have received highly-credible, unsolicited approaches from four different multi-billion dollar investment firms interested in pursuing a real estate transaction with Bob Evans, the most recent of which contemplated a value of over $900 million for the Company’s owned restaurants and other real estate. This amounts to over 80% of the Company’s current market value, or over $36 per share in value.

Virtually No Synergies and Value Disconnect Associated with BEF Foods

While packaged foods companies are typically afforded a higher valuation than restaurants in the public market, the Company’s wholly-owned packaged foods business BEF Foods has been a drag on earnings due to its exposure to volatile sow prices and provides little in the way of either revenue or cost synergies to Bob Evans. Indeed, revenue synergies appear non-existent, as intersegment net sales of food products were a mere 1.1% of total Company revenue for the first nine months of FY2014. Furthermore, management to our knowledge has never identified any specific cost synergies associated with owning BEF Foods, as it operates independently, with a separate leadership team. In addition, we believe BEF Foods poses a further challenge that management seems incapable of addressing given the bungled factory expansion and “supplier dispute” that has adversely affected BEF Foods in FY2014.

Source of Problems: A Stale and Entrenched Board

We believe that the above problems are the direct result of the failed policies and a wasteful culture sanctioned by a stale and entrenched Board of Directors unable to exert effective management oversight. The following chart illustrates the inordinately long tenure that has been granted to the current Directors on this Board:

Figure 2: The Incumbent Board’s Protracted Tenure

Director	Year Appointed	Tenure (Years)
Larry C. Corbin	1981	33
Steven A. Davis	2006	8
Michael J. Gasser	1997	17
E. Gordon Gee	2009	5
Mary Kay Haben	2012	2
E. W. Ingram III	1998	16
Cheryl C. Krueger	1993	21
G. Robert Lucas	1986	28
Eileen A. Mallesch	2008	6
Paul S. Williams	2007	7

Average:		14.3 Years

The fact of the matter is that this Board, with average director tenure of over 14 years, is in desperate need of a “refresh” far more urgently than the Company’s restaurants. Unfortunately, not only is this a stale and, in our opinion, apathetic Board devoid of new ideas, with little demonstrated ability to address the glaring problems that have been plaguing the Company for years, but it is a highly conflicted Board, with many Directors sharing close personal ties to each other as well as to Steven Davis, who is both Chairman and CEO. An inspection of the following chart will highlight the many close relationships that the Directors have with each other, with Mr. Davis very much at the center of this inter-connected web:

Figure 3: A Conflicted Board

Director	Commentary
Steven A. Davis	Serves as both Chairman and CEO; Board member of The James Foundation; Board member of JobsOhio; significant donor (Headmaster’s Circle, Class of 2017) to The Columbus Academy; while CEO, Bob Evans entered into transactions involving Ohio State University as well as a subsidiary of Greif, Inc. and Bob Evans has used the services of Vorys, Sater, Seymour and Pease; previously worked at Kraft Foods, Inc. (1984-1993); the wife of Mr. Davis is a member of the Board of Trustees of the Columbus College of Art & Design and a founding member of the Women’s Leadership Council of the United Way of Central Ohio
Michael J. Gasser	Trustee of Ohio State University; previous Board member of The James Foundation; Former Chairman and CEO of Greif, Inc.
Dr. E. Gordon Gee	Former President of Ohio State University (Note: Dr. Gee resigned as President of Ohio State University in July 2013 after outcry surrounding a history of insensitive and offensive public comments made by him); Board member of JobsOhio
Mary Kay Haben	Former executive at Kraft Foods Inc. (1979-2007)
E. W. Ingram III	Previous Board member of The James Foundation; member of the Board of the Ohio State University Foundation
Cheryl C. Krueger	Trustee of Ohio State University; Former President of the Board of Trustees of The Columbus Academy; previous President and Board member of The James Foundation; member of the Board of Ohio State University Foundation
G. Robert Lucas	Established the Lucas Family Scholarship fund through Ohio State University Foundation; former partner of Vorys, Sater, Seymour and Pease
Eileen A. Mallesch	Board member of State Auto Financial; member of the Board of Trustees of the Columbus College of Art & Design; founding member of the Women’s Leadership Council of the United Way of Central Ohio
Paul S. Williams	Former President of the Board of Trustees of The Columbus Academy; Board member of State Auto Financial; former partner of Vorys, Sater, Seymour and Pease

Quite simply, we do not believe that there is a single, truly independent member on this Board of Directors, nor do we believe that a reasonable person could fairly characterize any current Director as an “Independent Outside Director” according to the ISS 2014 U.S. Proxy Voting Guidelines[4]. The troubling multitude of personal connections between Board members and Steven Davis, in addition to representing what we believe to be one of the most insidious examples of cronyism demonstrated by a publicly-traded company, has served to ensure that the irresponsible spending and failed initiatives of Mr. Davis have gone un-challenged for far too long. Indeed, we view this Company’s appalling performance as an object lesson in the dangers posed by a Board comprised of such close confidants of the CEO.

[4] According to the ISS 2014 U.S. Proxy Voting Summary Guidelines, an “Independent Outside Director” is one where there is: “No material connection to the company other than a board seat,” where “material” is further defined as: “a standard of relationship (financial, personal or otherwise) that a reasonable person might conclude could potentially influence one’s objectivity in the boardroom in a manner that would have a meaningful impact on an individual’s ability to satisfy requisite fiduciary standards on behalf of shareholders” (emphasis added). We find it inconceivable that a reasonable person could conclude that the numerous personal relationships among Directors on this Board, a Board which has been characterized by shareholders (the Oklahoma Firefighters Pension & Retirement System) as “parochial in the extreme for a public company,” could not potential influence such Directors objectivity in a meaningful way.

When we note the close nature of the relationships among members of the Board[5], this is both a literal as well as a figurative description, as five of the Company’s ten current Directors, including Steven Davis, reside in or near New Albany, Ohio. This means that half of the Company’s current Board members are effectively neighbors, and provides a troubling rationale for why Mr. Davis decided to re-locate the Company’s new $48.2 million corporate headquarters campus in New Albany even though the City of Columbus reportedly offered the Company $14 million in incentives to stay. Can a Board stacked with the friends and neighbors of the CEO truly exert effective management oversight? We think not, and the Company’s poor operating results and abysmal share price performance substantiate this.

In addition to these issues, this Board has a long history of taking steps to disenfranchise shareholders, most recently by imposing an improper Bylaw restriction on shareholders that severely limited the ability of shareholders to affect change at the Company. This reprehensible action forced us to file a lawsuit against the Company and its Directors in the Court of Chancery of the State of Delaware in January of 2014 in order to vindicate the rights of all shareholders, and it was clearly due to our efforts that the Company shortly thereafter reversed its improper previous Bylaw restriction. It bears mention that another shareholder, the Oklahoma Firefighters Pension & Retirement System, filed suit in Delaware against the Company and its Directors in January of 2014 as well and filed a complaint discussing in detail the troubling history of entrenching actions taken by the Company’s Directors over a period of many years in addition to detailing what we believe are numerous insidious relationships among Directors.

Solution: A Fresh, Independent, Highly-Qualified Board

We believe that Bob Evans needs a fresh, independent, highly-qualified Board of Directors that is able to provide effective - and independent - management oversight and bring new perspectives and ideas to the Company. We have identified an outstanding group of eight Director nominees (the “Director Nominees”) for the Board that are forward-thinking, truly independent and with the diversity of background and experience that is necessary to effect change in a manner that would deliver significant shareholder value.

Director Nominees

•	Doug Benham – Former President and CEO of Arby’s Restaurant Group, Doug Benham led the revitalization of the $3 billion Arby’s chain of 3,500 restaurants, increasing company-operated restaurant EBITDA by over 100%. Mr. Benham was previously Chief Financial Officer and a director of RTM Restaurant Group, the largest franchisee of any nature in the United States, where he was instrumental in leading the strategic and financial planning for the company as its store base increased from 212 to 773 restaurants. He has served on the board of directors of several companies, including the publicly-traded restaurant companies O’Charley’s Inc. from 2008 until its acquisition in 2012 and Sonic Corporation from 2009 to 2014. Mr. Benham is a Certified Public Accountant and has a wide range of expertise that spans all areas of restaurant operations and finance.

[5] The close nature of relationships extends not just to members of the Board, but in the case of Steven Davis, to his family members as well. Specifically, the wife of Steven Davis is a member of the Board of Trustees of the Columbus College of Art & Design and a founding member of the Women’s Leadership Council of the United Way of Central Ohio. We note that a so-called “independent” Board member Eileen Mallesch is also a member of the Board of Trustees of the Columbus College or Art & Design and is also a founding member of the Women’s Leadership Council of the United Way of Central Ohio. We do not believe that this is a coincidence but merely one of numerous examples depicting the inter-connected nature of this Board.

•	Charles Elson – Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware, Charles Elson is one of the foremost authorities on corporate governance issues in the United States. Professor Elson is “Of Counsel” to the law firm of Holland & Knight and holds the Edgar S. Woolard, Jr. Chair in Corporate Governance at the University of Delaware. He has written extensively on the subject of boards of directors and is Vice Chairman of the ABA Business Law Section’s Committee on Corporate Governance. In addition to his extensive knowledge of and experience in matters relating to corporate governance, he has served on the board of directors of HealthSouth since 2004, in addition to the previous boards of AutoZone, Alderwoods Group, Nuevo Energy, Sunbeam, and Circon.

•	David Head – President and CEO of Primanti Brothers, Inc., David Head has a broad skill set and deep operational experience in the restaurant industry, bringing valuable perspective through his track record of refining and repositioning restaurant brands. With over 35 years of experience in the industry, he is widely regarded as one of the leading brand revitalization experts in the U.S. Mr. Head was formerly President and CEO of O’Charley’s Inc. where he oversaw its successful turnaround and subsequent sale in 2012. In addition, he was previously CEO and President of Captain D’s Seafood Kitchen, an operator and franchisor of over 500 quick-service seafood restaurants generating nearly $500 million in annual revenue, as well as President and CEO of Romacorp and CEO of the former Houlihan’s Restaurant Group.

•	Steve Lynn – Founder and Partner of Reconstruction Partners, LLC, a firm that offers strategy, restructuring, re-franchising, and interim management services to chain restaurant companies, Steve Lynn has over 40 years of experience in the restaurant industry. Mr. Lynn spent 12 years as Chairman and CEO of Sonic Corporation, where he built the management team that transformed the company into the nation’s largest chain of drive-in restaurants with over $3 billion in system-wide sales and subsequently led Shoney’s, Inc. as the company’s Chairman and CEO, where he oversaw a chain of over 1,500 owned and franchised restaurants. He currently sits on the board of Krispy Kreme Doughnuts Inc. and was the past Chairman of the International Franchise Association.

•	Annelise Osborne –Senior Credit Officer at Moody’s Investor Service, Annelise Osborne has over 15 years of finance experience that encompasses a wide range of transactions. Ms. Osborne has a deep knowledge of real estate and has led sizeable teams of analysts involved in assessing transactions involving floating and fixed rate credits across various asset classes. She is a CMBS committee chair and has been a voting member of various REIT, CDO, and Public Finance ratings committees and led the Moody’s team responsible for developing the firm-wide methodology and quantitative framework for the valuation and analysis of loans secured by office properties. Ms. Osborne previously worked as a Deputy Director and Senior Consultant at Jones Lang LaSalle and was an Associate at W.P. Carey. She graduated with a B.A. degree in Economics from The College of William and Mary and has an M.B.A. from Columbia Business School.

•	Aron Schwartz – Founder of Constructivist Capital, LLC, Aron Schwartz has been a private equity professional for over 15 years and has been involved in the acquisition, supervision, and growth of many companies. Mr. Schwartz was a Managing Director at the private equity firm Fenway Partners from 1999 to 2011, where he actively served on the boards of directors and was intimately involved in the financing and operations of several portfolio companies, with significant experience in many functional areas including strategic planning, corporate finance, and management selection. He was previously an Associate in the Financial Entrepreneurs Group at Salomon Smith Barney. Mr. Schwartz received a J.D. and an M.B.A. with honors from UCLA and graduated cum laude with a B.A. in International Relations and a B.S.E. in Economics from The Wharton School at the University of Pennsylvania. Mr. Schwartz is a Certified Management Accountant and a member of the California Bar.

•	Michael Weinstein – Former CEO of the Triarc Beverage Group, where he successfully orchestrated the purchase of Snapple for $300 million and its subsequent sale three years later for $1.5 billion, Michael Weinstein is a highly-respected professional who has delivered tremendous value to shareholders at several companies. Mr. Weinstein had previously overseen the growth of A&W Brands as President and COO subsequent to its IPO through to its sale to Cadbury Schweppes, which returned initial equity holders over 200 times their original investment in a seven year period. He brings significant sales, marketing, and product development expertise, particularly as it relates to food and beverage products, and has served on the board of Dr Pepper Snapple from 2009 to 2012 as well as the board of the HJ Heinz Company from 2006 until its sale to 3G Capital in 2013. Mr. Weinstein graduated with a B.A. degree with honors in Economics from Lafayette College and received an M.B.A. from Harvard Business School.

•	Lee Wielansky – Chairman and CEO of Midland Development Group, which focuses on the development of retail properties in the mid-west and southeast and was the largest developer of Kroger supermarket-anchored shopping centers in the United States, Lee Wielansky has over 37 years of real estate experience. Mr. Wielansky was previously President and CEO of JDN Development Company, which was a wholly-owned subsidiary of JDN Realty Corporation, a publicly-traded REIT with more than $1 billion in assets that merged with Developers Diversified Realty Corporation. He was formerly Managing Director – Investments and on the board of Regency Centers Corporation, a leading operator and developer of shopping centers encompassing more than 30 million square feet of real estate in 300 centers across in the United States. Mr. Wielanski is Lead Trustee of the $1.5 billion publicly-traded REIT Acadia Realty as well as a director of Isle of Capri Casinos and Pulaski Financial Corp.

Comprehensive Change: Operational, Financial, Strategic

If elected, the Director Nominees will work as a cohesive team, drawing upon each of their unique skills as they seek to effect positive change that we believe should encompass improvements to the Company’s operational, financial, and strategic policies. The Director Nominees would bring desperately-needed new insight, operational expertise, and a fresh perspective to the Board and would embrace the highest standards of corporate governance. We believe the new Board should consider a plan that contemplates the following changes:

Operations

Revenues – Re-focus the core Bob Evans restaurant brand in order to reverse the Company’s same store sales declines and increase traffic by focusing its core brand on what made it great: fresh, home-style cooking, while pursuing selective long-term franchising efforts.

Expenses – Seek to eliminate at least $35 million of annual operating expenses at the corporate level by narrowing the 509 basis point peer differential in SG&A expense as a % of revenue by 50%, or 255 basis points (2.55% of revenue), with further possible targeted reductions at the Bob Evans Restaurant and BEF Foods divisions. Note that pro-forma for such reductions, SG&A expense as a percentage of revenue would be 10.7%, still far in excess of its family and casual dining peers that are not majority-franchised.

Financial

Capital Spending – Re-assess all existing capital spending plans while seeking to instill a long-term oriented culture of disciplined and prudent capital budgeting, with immediate attention placed on reviewing what we believe are the Company’s imprudent Farm Fresh Refresh 2.0 and ERP implementation plans.

Real Estate – Objectively assess the potential value associated with the Company’s real estate and fairly evaluate methods to unlock what may be upwards of $900+ million in real estate value.

Strategic

Structural Re-Positioning of BEF Foods – Ensure that the ultimate structure of BEF Foods best enables shareholders to realize its underlying value. Should such structure contemplate a separation of BEF Foods through a sale or a spin-off, seek to ensure that such separation is timed appropriately relative to the lifecycle of BEF Foods.

Impartially Evaluate Outside Investment Proposals – Review investment proposals from credible outside parties with an open mind.

Potential Upside for Shareholders

We believe that an intrinsic value approaching $90 per share could be realized and over $6.00 in annual earnings per share (EPS) power could be generated through the implementation of the preceding operational, financial, and strategic changes.

We look forward in the weeks and months ahead to discussing in greater detail our views regarding Bob Evans and the significant inherent potential of the Company. The Director Nominees are united in their desire to enhance shareholder value and we look forward to introducing them to shareholders and members of the broader investment community in the near future.

Sincerely,

Thomas Sandell

Chief Executive Officer

###

About Sandell Asset Management Corp.
Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

MacKenzie Partners, Inc.

Dan Burch or Larry Dennedy, 212-929-5500

Sloane & Company

Elliot Sloane, 212-446-1860 or Dan Zacchei, 212-446-1882

SANDELL ASSET MANAGEMENT CORP., CASTLERIGG MASTER INVESTMENTS LTD., CASTLERIGG INTERNATIONAL LIMITED, CASTLERIGG INTERNATIONAL HOLDINGS LIMITED, CASTLERIGG OFFSHORE HOLDINGS, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD., CASTLERIGG GLOBAL EQUITY SPECIAL EVENT FUND, LTD., CASTLERIGG GLOBAL EQUITY SPECIAL EVENT INTERMEDIATE FUND, L.P., CASTLERIGG GLOBAL EQUITY SPECIAL EVENT MASTER FUND, LTD., PULTENEY STREET PARTNERS, L.P. AND THOMAS E. SANDELL (COLLECTIVELY, "SANDELL") AND DOUGLAS N. BENHAM, CHARLES M. ELSON, DAVID W. HEAD, C. STEPHEN LYNN, ANNELISE T. OSBORNE, ARON I. SCHWARTZ, MICHAEL WEINSTEIN AND LEE S. WIELANSKY (TOGETHER WITH SANDELL, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF BOB EVANS FARMS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY’S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY SANDELL WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, MACKENZIE PARTNERS, INC., SANDELL'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST BY CALLING (800) 322-2885.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY SANDELL ASSET MANAGEMENT CORP. WITH THE SEC ON APRIL 24, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Cautionary Statement Regarding Opinions and Forward-Looking Statements

Certain information contained herein constitutes “forward-looking statements” with respect to Bob Evans Farms, Inc. ("Bob Evans"), which can be identified by the use of forward-looking terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Sandell Asset Management Corp. ("SAMC") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. SAMC reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. SAMC disclaims any obligation to update the information contained herein. SAMC and/or one or more of the investment funds it manages may purchase additional Bob Evans shares or sell all or a portion of their shares or trade in securities relating to such shares.